

Mail Stop 4561

June 8, 2016

Takeshi Idezawa
President and Chief Executive Officer
LINE Corporation
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan

>**Re:** **LINE Corporation**
>**Amendment No. 7 to Draft Registration Statement on Form F-1**
>**Submitted May 25, 2016**
>**CIK No. 0001611820**

Dear Mr. Idezawa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Unaudited Pro Forma Financial Information, page 59

1. In your headnote the unaudited pro forma condensed consolidated statement of profit or loss for the three months ended March 31, 2016 should reflect the deconsolidation of BIZTH as if it had occurred on January 1, 2015 and not January 1, 2016. See Item 4.b of Form F-1 and Rule 11-02(b)(6) of Regulation S-X. Please revise accordingly.

<u>Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss, page 60</u>

2.   We note your response to prior comment 2. Based on your disclosure in note 1 on page 60, it appears that your revenue from BIZTH for usage of your IT systems was ¥222 million for the year ended December 31, 2015. However total revenue that BIZTH recognized from third party customers was only ¥10 million for the same period. Clarify how you consider services you provide to BIZTH to be realized by onward sales. Further, clarify how you consider your pro forma revenue for these services to be arms-length transactions and representative of the continuing revenue that you will earn under this arrangement. In this regard, we note that BIZTH was your 100% owned subsidiary.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69</u>

3.   You disclose on page 70 that you anticipate that the growth rate of your active users will decline over time as the size of your active user base increases and on page 25 that you expect your revenue growth rate will slow in the future due to a variety of factors, including the gradual slowdown in the growth rate of your user base. In recent periods, it appears that the growth rates of your active users and revenue have, in fact, declined. Please revise this section to discuss these trends. See Item 5.D of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

<u>Notes to Consolidated Financial Statements</u>

<u>24. Discontinued Operations, page F-67</u>

4.   We note your response to prior comment 6. Based on the information disclosed on page F-68, it appears that revenue from your MixRadio operations for the year ended December 31, 2015 was less than 1% of total revenue, and prior to 2015, you had no revenue from MixRadio operations. Further, throughout your filing, you disclose that your revenues are primarily derived from games, stickers and advertising, and neither your business section nor management's discussion and analysis of financial condition and results of operations section discuss MixRadio as a major component of your operating strategy or line of business. Please further clarify how this operation represented a major line of business to your historical operations.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Jinduk Han, Esq.
        Cleary Gottlieb Steen & Hamilton LLP